Exhibit 8.4

DLA Piper LLP (US) 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293 T 312.368.4000 F 312.236.7516 W www.dlapiper.com

November 26, 2013

Corporate Property Associates 16 – Global Incorporated

50 Rockefeller Plaza

New York, New York  10020

Attn:  Chair of the Special Committee

Ladies and Gentlemen:

We have acted as counsel to W. P. Carey Inc., a Maryland corporation (“W. P. Carey”) and the successor in interest to W. P. Carey & Co. LLC, a Delaware limited liability company (the “Company”), in connection with an Agreement and Plan of Merger, dated as of July 25, 2013 (the “Merger Agreement”), by and among Corporate Property Associates 16 – Global Incorporated, a Maryland corporation (“CPA®:16 — Global”), W. P. Carey, the ultimate parent of the external manager of CPA®:16 — Global, WPC REIT Merger Sub Inc., a Maryland corporation and an indirect subsidiary of W. P. Carey (“Merger Sub”), and, for the limited purposes therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each an indirect subsidiary of W. P. Carey, and, for certain other limited purposes, CPA 16 LLC, a Delaware limited liability company and an indirect subsidiary of CPA®:16 — Global (“CPA16 LLC”).

As described in a Registration Statement on Form S-4, File No. 333-191517 and the related joint proxy statement/prospectus filed by W. P. Carey with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2013 (the “Registration Statement”), and pursuant to the Merger Agreement, the parties thereto intend to merge CPA®:16 — Global with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct subsidiary of WPC Holdco LLC, a Maryland limited liability company and a direct subsidiary of W. P. Carey.

In connection with the Merger Agreement, you have requested our opinion to the effect that, at all times during the period beginning January 1, 2009 and ending September 28, 2012, the Company was classified as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

REVIEWED DOCUMENTS

In rendering the opinions expressed herein, we have examined and relied on (i) the limited liability company agreement of the Company (the “Operating Agreement”); (ii) the Merger Agreement, (iii) the Registration Statement, (iv) a certificate of representations, dated November 26, 2013, provided by W. P. Carey, (the “Certificate of Representations”), and (iv) such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions expressed herein.1

APPLICABLE LAW AND ANALYSIS

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect the conclusions reached in this opinion.

Effective as of January 1, 1997, the IRS issued final revised Treasury Regulations Sections 301.7701-1 through 301.7701-3 relating to the classification of entities for federal income tax purposes (the “Classification Regulations”).  Pursuant to the Classification Regulations, a business entity that is not treated as a corporation (an “eligible entity”) and that has at least two members may elect to be classified as either an association taxable as a corporation or a partnership for federal income tax purposes.  The Classification Regulations define a “business entity” as any entity recognized for federal income tax purposes (including an entity with a single owner that may be disregarded as an entity separate from its owner under Treasury Regulation Section 301.7701-3) that is not properly classified as a trust under Treasury Regulation Section 301.7701-4 or otherwise subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”).2  Business entities that are organized as corporations under state statutes, and entities that are taxable as corporations under stated provisions of the Code, may not elect to be classified as partnerships under the Classification Regulations.

The Classification Regulations provide a default classification under which, unless it elects otherwise, a domestic eligible entity that has two or more members will be classified as a partnership for federal income tax purposes.  Treasury Regulation Section 301.7701-3(b).  Thus, a domestic eligible entity with two or more members automatically will be classified as a partnership for federal income tax purposes unless it elects to be classified as other than a partnership.

1  For purposes of the Certificate of Representations issued by the W. P. Carey, the documents referenced hereinabove are collectively referred to as the “Reviewed Documents.”

2  Treasury Regulation Section 301.7701-2(a).

The Company was formed in 1996 as a Delaware limited liability company.  At all times during the period beginning January 1, 2009 through September 28, 2012, the Company had more than two members and was not a trust or organization for which the Code provides special tax treatment within the meaning of Treasury Regulation Section 301.7701-2(a).  Further, during that time, the Company was not organized as a corporation under any state statute or taxable as a corporation under a specific provision of the Code as set forth in Treasury Regulation Section 301.7701-2(b).  W. P. Carey has represented that the Company did not elect to be classified as other than a partnership for federal income tax purposes.  Accordingly, the Company, at all times during the period beginning January 1, 2009 through September 28, 2012, was a domestic eligible entity with more than two members within the meaning of the Classification Regulations.

Pursuant to Treasury Regulation Section 301.7701-3(b), a domestic eligible entity with two or more members automatically will be classified as a partnership for federal income tax purposes unless it elects to be classified as other than a partnership (or is otherwise treated as a corporation under the “publicly traded partnership” rules, or the taxable mortgage pool rules discussed below).

Under the taxable mortgage pool rules, an entity, or portion thereof, will be classified as a corporation if (i) substantially all of its assets are debt obligations, more than fifty percent of which are real estate mortgages, (ii) such entity is the obligor under debt obligations with two or more maturities, and (iii) the payments on the debt obligations bear a relationship to payments received on the underlying mortgages held by the entity.  These rules are intended to prevent income from escaping U.S. federal income taxation when a mortgage pool is used to issue multiple class mortgage-backed securities through the use of an entity other than a “REMIC.”  Based on the past operations of the Company, the Company did not invest in mortgage loans or incur significant debt against its investments except through subsidiaries taxable as corporations under the Code or real estate investment trusts taxable under Section 856(c) of the Code.

Under Section 7704,3 certain “publicly traded partnerships” are treated as corporations for federal income tax purposes.  A publicly traded partnership is any partnership the interests of which are (1) traded on an established securities market, or (2) readily tradable on a secondary market or its substantial equivalent.  An “established securities market” means a national securities exchange which is registered under Section 6 of the Securities Exchange Act of 1934 (or which is exempt from registration by virtue of the limited volume of transactions), certain foreign securities exchanges, a regional or local exchange, or an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers (Treas. Reg. Section 1.7704-1(b)).  Because shares of the Company were traded at the New York Stock Exchange, the Company was a “publicly traded partnership.”

3  All section references hereinafter are to the Code.

Even though the Company was a “publicly traded partnership”, the Company avoided taxation as a corporation under Section 7704(a) as Company met certain gross income requirements described in Section 7704(c) at all times during the period beginning January 1, 2009 through September 28, 2012.

Under Section 7704(c)(2) a publicly treated partnership may avoid corporate treatment if 90 percent or more of the gross income consists of “qualifying income”.  Under Section 7704(d), “qualifying income” consists of, among others, interest, dividends, real property rents, gains from the sale of real property, and income which would qualify under Sections 851(b)(2)(A) and 856(c)(2).  However, under Section 7704(d)(2), interest derived in the conduct of a financial or insurance business is not treated as “qualifying income.”

The legislative history to Section 7704 explains that the purpose of the qualifying income exception is “to distinguish those partnerships that are engaged in activities commonly considered as essentially no more than investments, and those activities more typically conducted in corporate form that are in the nature of active business activities.”  Interest derived from the conduct of a financial business, such as a bank, is thus excluded from the definition of “qualifying income”, because “deriving interest is an integral part of the active conduct of the business.”  H.R. Rep. No. 391 (Part 2), 100th Cong., 1st Sess. 1068.

W. P. Carey has represented to us that during the taxable years beginning January 1, 2009 through September 28, 2012, 90% or more of the Company’s gross income consisted of “qualifying income.”  Therefore, during that time, the Company avoided taxation as a corporation under Section 7704(a) even if the Company was a “publicly traded partnership.”

CONCLUSION

Based upon and subject to the foregoing, we are of the opinion that, at all times during the period beginning January 1, 2009 through September 28, 2012, the Company was classified as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes.

GENERAL LIMITATIONS

The opinions set forth in this letter are based on relevant provisions of Code, Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In our examination of the foregoing documents, we have assumed that (i) all documents reviewed by us are original documents, or true, correct and complete copies of original documents, and have not been subsequently amended, (ii) the signatures on each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true, correct and complete and will remain true, correct and complete at all times up to and including the Effective Time, (v) the Merger will be consummated in accordance with the terms of the Merger Agreement, (vi) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms, and (vii) the parties at all times will operate in accordance with the method of operation described in their organizational documents and the Registration Statement.

For purposes of rendering the opinions expressed herein, we have also assumed that the representations contained in the Certificate of Representations are true, correct and complete and will remain true, correct and complete at all times up to and including the Effective Time, that the W. P. Carey has complied with and will continue to comply with the covenants and agreements set forth in the Certificate of Representations and the Merger Agreement, and that each representation that is stated in the Certificate of Representations to be made to the best of the knowledge of the W. P. Carey is accurate and complete and will remain accurate and complete at all times up to and including the Effective Time without regard to such qualification.

Our opinions could be affected if any of the facts set forth in the Merger Agreement, the Registration Statement or the Certificate of Representation or other documents, records and instruments we have reviewed are or become inaccurate or if there is a failure to comply with any of the covenants and agreements set forth in the Merger Agreement or the Certificate of Representations.

The opinions expressed herein represent our conclusions as to the application of the U.S. federal income tax laws existing as of the date hereof. We can give no assurance that legislative enactments, administrative changes or judicial decisions that would modify or supersede our opinion will not be forthcoming. The opinions expressed herein represent our conclusions based upon the assumptions, documents, facts, representations, covenants and agreements referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such assumptions, representations, covenants or agreements could affect the accuracy of our opinions. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificate of Representations.

The opinions expressed herein are (i) limited to those matters expressly covered, and no opinion is to be implied in respect of any other matter, (ii) as of the date hereof, and (iii) rendered by us at the request of W. P. Carey in connection with the Registration Statement. We assume no obligation to update our opinions in the event that there is either a change in the legal authorities, facts or documents on which we have relied in rendering our opinions.

We hereby consent to the filing of this opinion letter with the U.S. Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)